January 31, 2005

Mail Stop 4-6

Jeffrey M. Cavins
President and Chief Executive Officer
LOUDEYE Corporation
1130 Rainier Avenue South
Seattle, WA 98144


Re:	LOUDEYE Corporation
	Amendment 1 to Form S-1 filed January 13, 2005
	Registration no. 333-120006

Dear Mr. Cavins:

	We have reviewed the above amendment and have the following comment in regard to it.

General

1. We note sales of LOUDEYE`s common stock and warrants on December
21, 2004, in reliance upon the registration exemption provided in
Section 4(2) and Rule 506 of Regulation D. Please explain the basis for your apparent conclusion that the unregistered offering is separate from the offer of securities under the registration statement. Please tell us why LOUDEYE believes the unregistered offering did not involve a public offering, given the pendency of the registration statement when the unregistered offers and sales took place. For example, if you believe the Black Box line of letters is applicable to your circumstances, tell us the basis of this belief.

Risk Factors

2. In the heading of the first risk factor on page 24, the risk to investors from the uncertainty regarding your internal controls is a
"negative impact on our common stock price".  Since this
consequence
is applicable to nearly all of the conditions and uncertainties addressed throughout the risk factor section, please revise to more specifically describe the immediate and specific risk that is a
consequence of the uncertainty you identify.   In particular, the
potential impact of weaknesses in your internal controls would be better expressed if you disclose that as a consequence of the condition, there is more than a remote likelihood that a material misstatement in the financial statements will not be prevented.

Management--Compensation

3. We note that the "last fiscal year" within the meaning of Item
402
of Regulation S-K is the period ended December 31, 2004. Please update the executive compensation tables and textual information beginning on page 82 that is provided in response to Item 402.





Forms 10-Q, Controls and Procedures

4. The nature of the arrangements you entered into with your former accounts payable and payroll benefits manager and your former senior vice president of finance is unclear. We suggest that you review the first bullet-point on page A-7 and revise to describe the arrangements more clearly.

5. More clearly identify the functions that were not adequately segregated within your accounting and finance departments, in the opinion of the consulting firm that was advising you about internal controls over financial reporting. To what extent were changes in the segregation of these functions implemented during the quarterly period to which each filing relates, and at the conclusion of each period, what additional segregation of those functions was planned?
Although we note the discussion of your implementation of a management review level for journal entries and the segregation of cash disbursement and bank reconciliation functions, are issues concerning the segregation of other accounting and finance functions material? What are the "numerous functions" to which you refer but do not explain? What were your known, specific plans to remediate control deficiencies, when you filed each of the quarterly reports?

6. In the carryover paragraph on A-7 and A-8, please concisely explain what you mean by referring to: "control activities, control information, design effectiveness and operating effectiveness for all financially significant applications and systems."

7. With respect to prior comment 8, the last sentence of the carryover paragraph at pages A-9 and A-10 does not appear fully responsive. Specifically, this sentence refers to changes in disclosure controls and procedures during the period subsequent to the end of each quarter. While we will not object to the inclusion of information about such changes that occur subsequent to the quarter being reported upon, please clarify whether the changes you indicate took place in each quarter were all of the changes that materially affected or were reasonably likely to materially affect your disclosure controls and procedures during that quarter.

	Please contact Hugh Fuller at (202) 942-1813 if you have any questions. If you need further assistance, you should contact me at
(202) 942-1818. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal
CC:	Timothy M. Woodland
	Eric S. Carnell
	John Huber